Exhibit 99.7

NICE Wins Multi-Channel Customer Service Excellence Awards at
the Brazilian Industry Event CONAREC 2012

NICE is recognized for its industry leading interaction recording and workforce management solutions

Ra’anana, Israel, September 11, 2012, NICE Systems (NASDAQ: NICE) today announced that it is the recipient of two Multi-Channel Customer Service Excellence Awards in the Product of the Year category, for its interaction recording and workforce management solutions. The awards ceremony took place on September 3, 2012 at the opening of the CONAREC 2012 conference in São Paulo, Brazil.

The Multi-Channel Customer Service Excellence Awards recognize leading companies that have significantly impacted operational efficiency and those that provide superior customer service in their contact centers and throughout their business.

“We are honored to receive these distinguished awards at CONAREC for Multi-Channel Customer Service Excellence,” said Barak Eilam, President of NICE Americas. “The recognition by our colleagues demonstrates NICE’s unwavering commitment to helping companies gain the necessary insight into their customer relationships across all of their communication touch points and enhance their operational efficiency to provide superior service.”

NICE’s Customer Interaction Management Offering enables organizations to impact the full lifecycle of every customer interaction by being well-prepared for each interaction. NICE’s offering captures the interaction and helps shape it in real time as it happens, driving improvement across the enterprise for the next interaction. Driven by real-time, cross-channel analytics and Voice of the Customer insights, companies can transform the valuable yet hidden information in their customer interactions from voice, web, email and online chat conversations into business results. These targeted solutions help organizations enhance the customer experience, streamline operational efficiency across the enterprise, improve employee performance, increase service-to-sales revenue, and comply with policies and regulations.

CONAREC is Brazil’s largest event dedicated to customer relationship management (CRM) and customer experience management (CEM). Thousands of executives from the industry’s most prominent global and local organizations gathered to share innovative ideas and valuable best practices for improving their business operations.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.